SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                            (Name of Subject Company)

                     Urban Improvement Fund Limited-1973-II

                        A California limited partnership

                              at $200 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                        Amount of Filing Fee
            $228,000                                      $45.60
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 1,140 Units at a purchase price of $200 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $45.60          Filing Party:  Equity Resource
                                                               Lexington Fund LP

     Form of Registration No.:  Schedule TO/T   Date Filed:    May 2, 2002

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

                                 FINAL AMENDMENT

         This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 2, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 1,140 units (the "Units") of limited partnership interests in Urban Improvement Fund Limited-1973-II, a California limited partnership (the "Partnership"), at $200 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 2, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer expired at 12:00 Midnight, Eastern Time, on June 14, 2002. Pursuant to the Offer, the Purchaser has accepted an aggregate of 275 Units at a price of $200 per Unit, net to the sellers in cash, for an aggregate amount of $55,100.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      JULY 2, 2002   Equity Resource Lexington Fund Limited Partnership,
                                   a Massachusetts limited partnership

                                   By:  /s/  Eggert Dagbjartsson
                                      ------------------------------------------
                                             Eggert Dagbjartsson
                                             General Partner

                                   Equity Resources Group, Inc.
                                   A Massachusetts Corporation

                                   By:  /s/  Eggert Dagbjartsson
                                      ------------------------------------------
                                             Eggert Dagbjartsson
                                             Executive Vice President

                                   Eggert Dagbjartsson

                                   By:  /s/  Eggert Dagbjartsson
                                      ------------------------------------------
                                             Eggert Dagbjartsson

                                  EXHIBIT INDEX

-------------------------------- -----------------------------------------------

                                                                 Sequential
Exhibit No.                         Description                 Page Number
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(a)(1) -         Offer to Purchase, dated May 2, 2002.*             4-28
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(a)(2) -         Transmittal letter, dated May 2, 2002.*             29
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(a)(3) -         Agreement of Sale *                               30-33
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(a)(4)           Summary Advertisement*                              34
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(a)(5)           Press Release dated May 31, 2002*
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(b) -            Not applicable.
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(c) -            Not applicable.
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(d) -            Not applicable.
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(e) -            Not applicable.
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(f) -            Not applicable.
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(g)              Not applicable
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(h)              Not applicable.
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* Previously Filed